Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                August 14, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1349
              Zacks Income Advantage Strategy Portfolio, Series 31
         Zacks Income Advantage Strategy Portfolio (2-year), Series 13
                       File Nos. 333-205423 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comment given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1349, filed on August 13, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Zacks Income Advantage Strategy Portfolio, Series 31 and Zacks Income Advantage Strategy Portfolio (2-year), Series 13 (each, a "Trust").

PROSPECTUS

Zacks Income Advantage Strategy Portfolio (2-year), Series 13

Investment Summary -- Security Selection

     1. Please conform the disclosure in this Trust to the disclosure in Zacks Income Advantage Strategy Portfolio, Series 31.

     Response: The "Security Selection" section will be revised to have the same disclosures as the Zacks Income Advantage Strategy Portfolio, Series 31.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren